[SES LETTERHEAD]

April 29, 2013

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Ms. Pamela Long

Ms. Era Anagnosti

Ms. Jessica Dickerson

Re:	Synthesis Energy Systems, Inc.

Registration Statement on Form S-3 Filed April 5, 2013

File No. 333-187760

Dear Mss. Long, Anagnosti and Dickerson:

This letter is in response to your letter dated April 25, 2013, to Synthesis Energy Systems, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-3 (the “S-3”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Prospectus Cover Page

1.	Comment. It appears that the offering is being conducted in reliance upon General Instruction I.B.6 of Form S-3. If true, please revise the prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6 and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period. Refer to Instruction 7 to General Instruction I.B.6 of Form S-3.

Response. In response to the Staff’s comment, the Company has added the requested disclosure to the prospectus cover page.

Incorporation by Reference, page 3

U.S. Securities & Exchange Commission

April 29, 2013

2.	Comment. Please revise the first bullet point to reflect September 27, 2012 as the actual filing date for your most recent Form 10-K.

Response. In response to the Staff’s comment, the Company has revised the referenced date.

Description of Debt Securities, page 8

3.	Comment. In the first paragraph, you state that the senior debt securities “will be issued under one or more senior indentures” and the subordinated indentures will be issued “under one or more subordinated indentures.” Please note that pursuant to Section 309(a)(1) of the Trust Indenture Act of 1939, an indenture under which a security is to be issued is deemed qualified when the registration statement becomes effective as to such security; therefore the indenture must be included as an exhibit to the registration statement at time of effectiveness. Please file each form of the senior and subordinated indentures as an exhibit to the registration statement with your next pre-effective amendment. For additional guidance, refer also to Question 212.19 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website.

Response. In response to the Staff’s comment, the Company informs the Staff that it has decided to remove debt securities from the S-3.

4.	Comment. We note that you intend to file the Statement of Eligibility of Trustee on Form T-1 as an exhibit to a current report on Form 8-K. To the extent that you are relying on Section 305(b)(2) of the Trust Indenture Act of 1939 to designate the trustee on a delayed basis, you must separately file the Form T-1 under the electronic form type “305B2,” not as an exhibit to a Form 8-K that is incorporated by reference into the registration statement. Please confirm your understanding, and revise your footnote disclosure for Exhibit 25.1 as appropriate. Refer to Question 220.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website. Additionally, if you are relying on Section 305(b)(2), please include the undertaking required by Item 512(j) of Regulation S-K.

Response. In response to the Staff’s comment, the Company informs the Staff that it has decided to remove debt securities from the S-3.

Exhibit 5.1

5.	Comment. Please have counsel revise the last sentence in the last paragraph on page 1 of the legal opinion to eliminate, with respect to the company, the assumption of due authorization, execution, and delivery of all documents as inappropriate. For guidance please refer to Section II.B.3.a of Staff Legal Bulletin No.19 (CF), dated October 14, 2011.

U.S. Securities & Exchange Commission

April 29, 2013

Response. In response to the Staff’s comment, the Company has filed a revised version of Exhibit 5.1 which eliminates the assumption language noted in the Staff’s comment.

6.	Comment. Since with respect to the Securities other than Common Stock, counsel must opine on the state law of the jurisdiction governing the agreement or instrument pursuant to which they will be issued, please confirm that the laws of the State of Texas and the General Corporation Law of the State of Delaware, as the case may be, govern the senior and subordinated indentures, as well as the agreements or other instruments pursuant to which the warrants, the purchase contracts and the units will be issued. We may have additional comments following the review of your response.

Response. In response to the Staff’s comment, the Company notes that it expects that the agreements or instruments pursuant to which the securities will be issued will be governed by either Texas or Delaware law. To the extent that such agreements or instruments are governed by other than Texas or Delaware law, the Company will file an additional Exhibit 5 opinion at the time of transaction covering such other law.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the S-3 effective, it does not foreclose the Commission from taking any action with respect to the S-3, (ii) the action by the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the S-3 and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please call the undersigned at (713) 579-0600 with any additional comments or questions you may have.

Very truly yours,

/s/ Kevin Kelly

Kevin Kelly
Chief Accounting Officer, Controller and Secretary